U. S. Energy Corp.
877 North 8th West
Riverton, Wyoming 82501
T. 307.856.9271 F. 307.857.3050

June 9, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Re: U.S. Energy Corp.
Form S-3
  File No. 333-124277

Attn: Carrie Darling

Dear Ms. Darling:

U.S. Energy Corp. hereby requests acceleration of the effective date for its Form S-3 registration statement to Monday, June 13, 2005, at 12:00 pm (noon) EDT or as soon thereafter as possible. Acceleration is requested pursuant to Rule 461 of Regulation C.

No preliminary prospectuses have been distributed.

U.S. Energy Corp. (hereafter, the “Company”) acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U. S. Energy Corp.

/s/ Robert Scott Lorimer
By: Robert Scott Lorimer
Chief Financial Officer
Vice President Finance